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Exhibit 12.1                                 OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
                                               COMPUTATION OF EARNINGS TO FIXED CHARGES
                                                        (DOLLARS IN THOUSANDS)



                                                          1999            1998          1997          1996         1995
                                                        ---------       ---------     ---------    ---------     ---------
Earnings:
           Income (loss) from continuing operations
             before income taxes (1) and
             extraordinary gain                         $  23,973       $ (32,805)    $  99,538    $  61,301     $  37,701

Add:
           Fixed charges (2)                              173,167         203,315       167,165      117,455        84,626
                                                        ---------       ---------     ---------    ---------     ---------


Earnings for computation purposes                       $ 197,140       $ 170,510     $ 266,703    $ 178,756     $ 122,327

Ratio of earnings to fixed charges:

           Including interest on deposits (3)                1.13            0.83          1.58         1.52          1.45

           Excluding interest on deposits (3)                1.33            0.62          3.39         3.68          3.95
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(1)   Earnings represents pre-tax income from continuing operations before extraordinary gain, adjusted for losses and undistributed income of equity investees.


(2) Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.


(3) The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes and extraordinary gains, adjusted for losses and undistributed income of equity investees plus fixed charges by (y) fixed charges.